

Mail Stop 4628

January 19, 2018

James P. Henderson
Executive Vice President, Chief Financial Officer, and Treasurer
SRC Energy Inc.
1625 Broadway, Suite 300
Denver, CO 80202

> **Re:** **SRC Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-35245**

Dear Mr. Henderson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/H. Roger Schwall
>
> H. Roger Schwall
> Assistant Director
> Office of Natural Resources